Registration Statement No. 333-264388

Filed Pursuant to Rule 433

March 21, 2023

If you are a sophisticated investor that is bullish or bearish on #Bank stocks, there are trading products for you to explore. $BNKU & $BNKD. https://microsectors.com/big-banks/

If you are a sophisticated investor that is bullish or bearish on #Bank stocks, there are +3x or -3x trading products for you to explore. $BNKU & $BNKD https://microsectors.com/big-banks/

Are you a sophisticated investor that is searching for a leveraged #Banks trade? $BNKU & $BKND are trading. Learn more: https://microsectors.com/big-banks/

Are you a sophisticated investor that is bearish on #Bank stocks? Learn more about $BNKD here: https://microsectors.com/big-banks/

Are you a sophisticated investor that is bullish on #Bank stocks? Learn more about $BNKU here: https://microsectors.com/big-banks/